Prospectus Supplement to
Prospectus Dated October 20, 2006

Filed pursuant to Rule 424(b)(3)
Registration No. 333-137781

URANIUM ENERGY CORP.
a Nevada corporation

OFFERING OF 5,091,000 SHARES OF COMMON STOCK

This prospectus supplement amends and supplements our prospectus dated October 20, 2006 relating to the sale of 3,057,500 shares of our common stock by the selling shareholders (each a "Selling Shareholder") named in the prospectus under the heading "Selling Shareholders". We will not receive any proceeds from the sale of the currently outstanding common stock by the Selling Shareholders. In addition, the prospectus relates to the sale of 2,033,500 shares issuable upon the exercise of certain outstanding warrants to acquire shares of our common stock by the Selling Shareholders. These shares include the following shares:

  the resale by certain Selling Shareholders, and their transferees, donees or successors, of an aggregate of 232,500 shares of our common stock issued on November 15, 2005 pursuant to a private placement (the "November 2005 Private Placement");

  the resale by certain Selling Shareholders, and their transferees, donees or successors, of an aggregate of 300,000 shares of our common stock issued on April 1, 2006 pursuant to a private placement (the "April 2006 Private Placement");

  the resale by certain Selling Shareholders, and their transferees, donees or successors, of an aggregate of 300,000 shares of our common stock issuable upon the exercise of 300,000 non-transferable common stock purchase warrants issued pursuant to the April 2006 Private Placement;

  the resale by certain Selling Shareholders, and their transferees, donees or successors, of an aggregate of 2,525,000 shares of our common stock issued in May and June of 2006 pursuant to a private placement (the "May 2006 Private Placement");

  the resale by certain Selling Shareholders, and their transferees, donees or successors, of an aggregate of 1,262,500 shares of our common stock issuable upon the exercise of 1,262,500 non-transferable common stock purchase warrants issued pursuant to the May 2006 Private Placement; and

  the resale by certain Selling Shareholders, and their transferees, donees or successors, of an aggregate of 471,000 shares of our common stock issuable upon the exercise of 471,000 non-transferable common stock purchase warrants which relate to a finders' fee for the May 2006 Private Placement.

We will not receive any of the proceeds from the sale of shares by the Selling Shareholders. However, we will receive proceeds upon the exercise of any common stock purchase warrants that may be exercised by certain of the Selling Shareholders. If all of the warrants are exercised we will receive proceeds in an amount up to $4,783,750. The proceeds, if any, would be used for general corporate purposes including, in order of priority, acquisition costs, exploration expenses and working capital.

The Selling Shareholders may sell their shares through private transactions or in public sales through the over-the-counter markets or on any exchanges on which our shares are traded at the time of sale. These sales may occur at prevailing market prices or at privately negotiated prices. The shares may be sold directly or through agents or broker-dealers acting as agents on behalf of the Selling Shareholders. The Selling Shareholders may engage brokers, dealers or agents, who may receive commissions or discounts from the Selling Shareholders. We will pay substantially all the expenses incident to the registration of the shares, except for sales commissions and other sellers' compensation applicable to sales of the shares.

Our common stock is registered under Section 12(g) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is quoted on the NASD Over-the-Counter Bulletin Board (the "OTCBB") under the symbol "URME.OB". The last reported sales price per share of our common stock as reported by the OTCBB on January 29, 2007, was $5.35.

Our principal offices are located at 9801 Anderson Mill Road, Suite 230, Austin Texas, U.S.A., 78750, and our telephone number is (512) 828 6980.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated October 20, 2006. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

The purchase of the securities offered through the prospectus as amended and supplemented hereby involves a high degree of risk. You should invest in our common stock only if you can afford to lose your entire investment. You should carefully read and consider the section of the prospectus titled "Risk Factors" before buying any of our shares of common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus as amended and supplemented hereby. Any representation to the contrary is a criminal offence.

The date of this prospectus supplement is February 1, 2007.

SELLING SHAREHOLDERS

The table below supplements and amends the Selling Shareholders' table contained on page 14 of the prospectus dated October 20, 2006. The information set forth in the table below regarding the Selling Shareholder supersedes the information in the prospectus. The following table provides information regarding the Selling Shareholder and the number of shares of common stock he is offering for resale.

Information with respect to beneficial ownership is based upon information obtained from the Selling Shareholder. Information with respect to "Shares Beneficially Owned Prior to this Offering" and the "Number of Shares Being Offered" includes the shares acquired by the Selling Shareholder in the November 2005 Private Placement described in the prospectus and the shares that are issuable upon exercise of the warrants acquired by the Selling Shareholder pursuant to the November 2005 Private Placement. Information with respect to "Shares Beneficially Owned After this Offering" assumes the sale of all of the shares offered and no other purchases or sales of our shares by the Selling Shareholder. To our knowledge, the Selling Shareholder beneficially owns and has sole voting and investment power over all shares or rights to these shares. The Selling Shareholders does not and has not over the past three years had any material relationship with us.

Because the Selling Shareholder may offer all or some part of the shares which he holds, no estimate can be given as to the number of shares actually to be offered for sale by the Selling Shareholder or as to the number of shares that will be held by the Selling Shareholder upon the termination of such offering.

	Shares Beneficially Owned Prior To This Offering(1)		Number of Shares Being Offered	Shares Beneficially Owned After This Offering(1)
Name of Selling Shareholder(1)	Number	Percentage(2)	Number	Number	Percentage
November 2005 Private Placement shares
Mehdi Kardan(2)	210,000	*	210,000	Nil	Nil
Hassan Jayad Kardan	Nil	Nil	Nil	Nil	Nil

*Less than one percent..

  Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on July 10, 2006. Unless otherwise indicated hereinbelow, we are informed that each Selling Shareholder has sole dispositive and voting power with respect to their shares of common stock owned.

  The name of this Selling Shareholder was inadvertently stated as Hassan Jayad Kardan in the prospectus instead of Medhi Kardan.